FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 6, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Connecting Markets East & West Doc 2-2 Consolidated Results of Operations First quarter, year ending March 2022 (US GAAP) Nomura Holdings, Inc. July 2021 © Nomura

Outline Presentation Financial Supplement    Executive summary (p. 2)    Consolidated balance sheet (p. 16)    Overview of results (p. 3)    Value at risk (p. 17)    Business segment results (p. 4)    Consolidated financial highlights (p. 18)    Retail (p. 5-6)    Consolidated income (p. 19)    Investment Management (p. 7-8)    Main revenue items (p. 20)    Wholesale (p. 9-11)    Consolidated results: Income (loss) before income taxes by segment and region (p. 21)    Non-interest expenses (p. 12)    Segment “Other” (p. 22)    Robust financial position (p. 13)    Retail related data (p. 23-26)    Funding and liquidity (p. 14)    Investment Management related data (p. 27-28)    Wholesale related data (p. 29)    Number of employees (p. 30)

NOMURA

Executive summary

FY2021/22 1Q highlights

- **Income before income taxes: Y78.5bn; Net income[1]: Y48.5bn; ROE[2]:7.1%; EPS[3]: Y15.59**
  - Three segment income (loss) before income taxes recovered from last quarter; Investment Management had a strong quarter; Although Wholesale performance was again impacted by transactions with a US client, we exited all remaining positions, while Fixed Income booked higher revenues QoQ and Investment Banking continued to see strong momentum
  - Segment Other performance also improved mainly due to upturn in gain/loss related to affiliate companies (impairment loss booked last quarter no longer present and realized gains booked from sale of equity stake)[4]

- **Three segment income before income taxes of Y35.6bn**

Retail
- Efforts to grow client assets resulted in net inflows into investment trusts and discretionary investments each month
- Retail client assets at record high of Y127trn driven by positive contribution from net inflows of cash and securities
- Retail clients continued to sit on the sidelines over fears of another wave of the pandemic and a sharp decline in share prices in early May, leading to lower sales of stocks and investment trusts QoQ

Investment Management
- Inflows lifted AuM to record high of Y65.8trn
- Investment gain/loss up significantly on realized and unrealized gains of about Y24bn due to IPO of Nomura Capital Partners investee company and American Century Investments related gain/loss contribution of Y12.9bn

Wholesale
- Booked additional loss arising from transactions with a US client of Y65.4bn[5]
- Excluding this trading loss, Global Markets revenues declined 8% QoQ; Equities revenues slowed, while Fixed Income revenues grew driven by spread products such as Credit and Securitized Products
- Investment Banking revenues remained strong for third straight quarter on contributions from M&A business and solid performance in ECM/DCM

Income (loss) before income taxes and net income (loss)[1]


Firmwide
(billions of yen)
181.8
142.5
83.6
67.6
131.3
98.4
-166.1
-155.4
78.5
48.5
Income (loss) before income taxes
Net income (loss)
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q


Three segment income (loss) before income taxes[6]
125.1
100.4
126.7
-104.5
35.6
Wholesale
Investment Management
Retail
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period
3. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
4. Booked impairment charge of Y47.7bn in FY2020/21 4Q related to investment in Nomura Real Estate Holdings, and booked realized gain on partial sale of stake in Nomura Research Institute of Y36.2bn in FY2021/22 1Q.
5. Of Y65.4bn additional loss arising from transactions with a US client, Y56.1bn booked as trading loss in Equities revenues and Y9.3bn booked as loan loss provision in expenses.
6. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.

2

Overview of results Highlights (billions of yen, except EPS and ROE)    FY2021/22 FY2020/21 FY2020/21    QoQ YoY    1Q 4Q 1Q Net revenue 353.3 170.0 108% 460.7 -23% Non-interest expenses 274.7 336.1 -18% 278.9 -2% Income (loss) before income taxes 78.5 -166.1—181.8 -57% Net income (loss)1 48.5 -155.4—142.5 -66% EPS2 Y15.59 -Y50.78—Y45.65 -66% ROE3 7.1%—21.0% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period

Business segment results

NOMURA

Net revenue and income (loss) before income taxes[1]

(billions of yen)

		FY2021/22 1Q	FY2020/21 4Q	QoQ	FY2020/21 1Q	YoY
Net revenue	Retail	85.0	96.8	-12%	81.1	5%
	Investment Management	63.5	54.0	17%	39.7	60%
	Wholesale	132.8	-0.8	-	248.7	-47%
	Subtotal	281.2	150.1	87%	369.4	-24%
	Other*	68.7	15.3	4.5x	89.0	-23%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	3.4	4.6	-27%	2.3	46%
	Net revenue	353.3	170.0	108%	460.7	-23%
Income (loss) before income taxes	Retail	19.0	26.1	-27%	15.1	26%
	Investment Management	44.9	35.2	27%	22.2	103%
	Wholesale	-28.4	-165.9	-	87.9	-
	Subtotal	35.6	-104.5	-	125.1	-72%
	Other*	39.6	-66.2	-	54.4	-27%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	3.4	4.6	-27%	2.3	46%
	Income (loss) before income taxes	78.5	-166.1	-	181.8	-57%

*Additional information on "Other" (1Q)

- Realized gain on partial sale of stake in the affiliate company, Nomura Research Institute (Y36.2bn)
- Income related to economic hedging (Y3.4bn)
- Loss on changes to own and counterparty credit spread relating to Derivatives (Y1.8bn)

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*

4

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2020/21				FY2021/22	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	81.1	92.8	98.2	96.8	**85.0**	-12%	5%
Non-interest expenses	66.0	70.0	69.8	70.7	**66.0**	-7%	-0.1%
Income before income taxes	15.1	22.8	28.3	26.1	**19.0**	-27%	26%

Key points

- Net revenue: Y85.0bn (-12% QoQ; +5% YoY)
- Income before income taxes: Y19.0bn (-27% QoQ; +26%YoY)
- Net revenue and income before income taxes both declined QoQ
  - Retail clients continued to sit on the sidelines over fears of another wave of the pandemic and a decline in share prices in early May, leading to lower sales of stocks and investment trusts
  - Efforts to grow client assets resulted in net inflows into investment trusts and discretionary investments each month; Retail client assets at record high driven by positive contribution from net inflows of cash and securities
- Client franchise

	Jun/1Q	Mar/4Q
- Retail client assets	Y127.0trn	Y126.6trn
- Accounts with balance	5.35m	5.33m
- Net inflows of cash and securities[1]	Y470.6bn	Y314.7bn
- Inflows of cash and securities[2]	Y978.9bn	Y1,019.3bn

Total sales[2]

(billions of yen)



Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
3,000
2,000
1,000
0
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q

Total sales[2] decreased 21% QoQ

- Stocks: -28% QoQ
  - Slower sales of both Japan and foreign secondary stocks
  - Primary stock subscriptions[3] also slowed (Y51.5bn; -20% QoQ)
- Investment trusts: -16% QoQ
  - Investment trust sales muted by market uncertainty, but inflows continued into US stock and global stock funds
- Bonds: Y373.3bn; -18% QoQ
  - Sales of JGBs for individuals and foreign bonds both declined QoQ
- Sales of discretionary investments and insurance increased 43% QoQ
  - Discretionary investments saw increases across all services (Fund Wrap, SMA, Wrap Trust)

1. *Cash and securities inflows minus outflows, excluding regional financial institutions.* 2. *Retail channels only.*
3. *Retail channels, Net & Call, Hotto Direct and Japan Wealth Management Group (included from FY2020/21 3Q).*

5

Retail Continue to manage clients’ total portfolio Recurring revenue assets and recurring revenue (trillions of yen) (billions of yen) Jun/1Q Mar/4Q    Recurring revenue assets Recurring revenue (rhs)    19.1 Recurring revenue assets and recurring revenue lifted by ongoing net 20.0 17.8 18.2 30.0 inflows into investment trusts and as discretionary investments also turned    16.3 16.9 25.2 to net inflows on introduction of CIO service1    23.2 15.0 19.7 21.2 22.0 – Recurring revenue assets Y19.1trn Y18.2trn    20.0 – Recurring revenue Y25.2bn Y23.2bn 10.0 – Investment trust net inflows2 Y89.2bn Y25.4bn    10.0 – Discretionary investment net inflows2 Y78.5bn -Y12.3bn 5.0    Revenues declined on restrictions for face-to-face services, but revenues    from annuities and M&A increased 0.0 0.0 – Consulting-related revenue Y3.8bn Y4.4bn    FY2020/21 FY2021/22    Number of active clients trending up from last year as we gain traction from    Jun/1Q Sep/2Q Dec/3Q Mar/4Q Jun/1Q efforts to expand client touchpoints Consulting-related revenue Number of active clients3 (billions of yen) (thousands of accounts) FY2020/21 FY2021/22 5.0    4.4 1,200    3.9 3.8 4.0 3.5 1,000 887 1,019 3.0 800 717 2.0 1.6 600 499 1.0 400 465 0.0 200    FY2020/21 FY2021/22    Jun Sep Dec Mar    1Q 2Q 3Q 4Q 1Q 1. Established Chief Investment Office Group in July 2020 to create high value added advisory organization. CIO model aims to provide services for retail investors that leverage our consulting expertise for institutional investors, 6 and was introduced for discretionary investment services in November 2020. 2. Retail channels and Japan Wealth Management Group. 3. Number of clients who transacted at least once since April 1 (accumulated).

NOMURA

Investment Management

Net revenue and income before income taxes[1]

(billions of yen)	FY2020/21				FY2021/22	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Business revenue[2]	26.0	27.3	28.8	29.9	**28.0**	-6%	8%
Investment gain/loss[3]	13.6	2.8	10.6	24.2	**35.5**	47%	160%
Net revenue	39.7	30.1	39.4	54.0	**63.5**	17%	60%
Non-interest expenses	17.5	18.0	17.8	18.8	**18.6**	-1%	6%
Income before income taxes	22.2	12.1	21.5	35.2	**44.9**	27%	103%

Key points

- Net revenue: Y63.5bn (+17% QoQ; +60% YoY)
- Income before income taxes: Y44.9bn (+27% QoQ; +103% YoY)
  - Business revenue declined mainly due to lower performance fees, despite gain in management fees; AuM at record high as reinforcement of sales structure led to stronger inflows
  - Investment gain/loss strongly positive as we booked realized and unrealized gains of approx.Y24bn due to IPO of Nomura Capital Partners investee company and American Century Investments (ACI) related gain/loss made contribution of Y12.9bn

Assets under management (net)[4]


(trillions of yen)
Investment advisory and international business, etc.
Investment trust business
54.5
15.9
38.5
55.7
15.7
40.0
61.2
17.3
43.9
64.7
17.8
46.9
65.8
18.1
47.6
FY2020/21
FY2021/22
Jun
Sep
Dec
Mar
Jun

AuM growth driven by continued inflows

- **Investment trust business**
  - Bank channel had strong performance in ESG and fund wrap products and we booked continued inflows into DC funds
  - Ongoing inflows into ETFs lifted ETF AuM to record high (Jun: Y27tm; Market share[5]: 44%)
- **Investment advisory and international business, etc**
  - In Japan, we booked inflows into yen bond active funds and middle and small cap Japan equity funds, but net outflows due to decline and redemptions for foreign bond and Japan equity funds
  - Continued inflows into international business with strong performance in UCITS[6] bond funds and high yield products

1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22
2. Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses 3. Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, limited partner investment stakes and general partner investment stakes in private equity and other investment businesses, and Mebuki Financial Group investment gain/loss. 4. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory
5. Source: The Investment Trust Association 6. Undertakings for Collective Investment in Transferable Securities (UCITS) compliant fund.

7

NOMURA

Investment Management: Continue to build out sales channels and product offering

Flow of funds[1]



(billions of yen)
Investment advisory and international business, etc.
Investment trust business
1,500
1,000
500
0
-500
-1,000
1,210
-163
1,047
563
-633
-70
1,266
678
588
393
-765
-373
474
128
346
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q

Investment trust business: Bank channel AuM growth

- Revamped organization in Dec 2020 to enhance Japan sales and marketing
- Strengthened online seminars and training for regional banks and other fund distributors
- 1Q saw continued inflows into ESG products and growth in AuM in Wealth Square which offers fund wraps



Bank Channel AuM
(Indexed, Jun 2018 = 100)
Inflows lifted AuM by 31%
100
107
113
131
Jun-18
Jun-19
Jun-20
Jun-21

Flow of funds in investment trust business[1]



(billions of yen)
Investment trust business (excl. ETFs)
MRFs, etc.
Other investment trusts (excl. ETFs)
ETF
2,000
1,500
1,000
500
0
-500
-1,000
57
1,153
-55
618
385
203
125
268
2
344
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q

Steady growth in alternative AuM[2]



(billions of yen)
800
600
400
200
0
394
433
499
561
634
FY2020/21
FY2021/22
Jun
Sep
Dec
Mar
Jun

1. *Based on assets under management (net).*
2. *Total of Nomura Asset Management alternative AuM and third party investments related to Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory*

8

Wholesale

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)	FY2020/21				FY2021/22	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Global Markets	232.6	192.3	187.5	-36.8	**97.2**	-	-58%
Investment Banking	16.1	28.1	35.6	36.1	**35.5**	-1%	121%
Net revenue	248.7	220.3	223.1	-0.8	**132.8**	-	-47%
Non-interest expenses	160.8	154.8	146.3	165.2	**161.1**	-2%	0.2%
Income before income taxes	87.9	65.5	76.9	-165.9	**-28.4**	-	-
CIR	*65%*	*70%*	*66%*	-	***121%***		
Revenue/modified RWA[1]	*7.9%*	*8.5%*	*8.9%*	-	***4.9%***		

Net revenue by region

(billions of yen)



Americas
EMEA
AEJ
Japan
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
-100.0
-150.0
92.1
58.8
31.4
66.4
95.2
33.5
33.0
58.6
80.5
35.8
40.7
66.1
37.2
35.2
52.9
-126.0
18.0
37.8
27.6
49.4
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y132.8bn (-47% YoY)
- Loss before income taxes: Y28.4bn
  - Booked an additional loss of Y65.4bn in 1Q arising from transactions with a US client (of which Y56.1bn booked in Equities revenues as trading loss and Y9.3bn booked as loan loss provision in expenses)
  - Excluding this trading loss, Global Markets revenues declined 8% QoQ; Equities revenues slowed, while Fixed Income revenues grew driven by spread products such as Credit and Securitized Products
  - Investment Banking revenues remained strong for third straight quarter on contributions from M&A business and solid performance in ECM/DCM

Net revenue by region (QoQ; YoY)

- Japan: Y49.4bn (-7%; -26%)
  - Fixed Income revenues grew driven by Rates and Credit, while Equities revenues slowed in both Cash and Derivatives
- EMEA: Y37.8bn (+2%; -36%)
  - Revenues driven by Rates, other businesses remained resilient
- AEJ: Y27.6bn (-22%; -12%)
  - Credit revenues increased, while FX/EM and Equity Derivatives slowed
- Americas: Y18bn (N/A; -80%)
  - Fixed Income and Investment Banking revenues up QoQ, while Equities loss arising from transactions with a US client narrowed

1. Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier I capital calculated and presented under Basel III divided by our internal minimum capital ratio target.

9

Wholesale: Global Markets

NOMURA

Net revenue and income before income taxes



(billions of yen)
232.6
77.7
154.9
192.3
87.6
104.6
187.5
89.4
98.1
-36.8
84.3
-121.1
97.2
9.1
88.1
QoQ
-
YoY
-58%
Equities
Fixed Income
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q

FY2021/22 1Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
-
-
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y97.2bn (-58% YoY)
  - Fixed Income booked stronger revenues driven by Japan and Americas, while Equities performance was weighed down by a decline in trading volume, lower volatility, and a loss we continued to book arising from transactions with a US client (Y56.1bn vs. Y204.2bn last quarter)

Fixed Income
- Net revenue: Y88.1bn (+5% QoQ; -43% YoY)
  - Revenues increased QoQ driven by Credit and Securitized Products underpinned by increased client flows, offsetting slower performance in FX/EM

Equities
- Net revenue: Y9.1bn (-88% YoY)
  - Derivatives was resilient in the Americas, but slowed from the last quarter when Japan and AEJ delivered strong revenues; Cash revenues also declined QoQ and we booked a loss arising from transactions with a US client

- Americas: In Fixed Income, momentum in Securitized Products continued from the previous quarter, while in Equities robust performance in Derivatives was offset by a loss arising from transactions with a US client
- EMEA: Fixed Income reported stronger revenues in Securitized Products and contributions from Structured Rates, while Cash Equities remained steady QoQ
- AEJ: In Fixed Income, Credit performance was robust, but FX/EM had a weak quarter; In Equities, both Cash and Derivatives slowed from the strong previous quarter
- Japan: In Fixed Income, Credit revenues grew as we tapped into demand for yield amid the low interest rate environment; In Equities, both Cash and Derivatives revenues declined QoQ

10

NOMURA

Wholesale: Investment Banking

Cross-border
Sustainability-related

Net revenue

(billions of yen)



16.1
28.1
35.6
36.1
35.5
QoQ -1%
YoY +121%
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y35.5bn (-1% QoQ; +121% YoY)
  - Third straight quarter of strong revenues
  - M&A revenues remained solid driven by cross-border and sustainability-related deals; Highest 1Q revenues since FY2012/13 when comparisons possible
  - Revenues from ECM and DCM continued to grow as we supported diverse financing needs of our clients including ESG bonds and saw momentum in winning mandates from strategic alliances

Japan
  - ECM and DCM revenues both up QoQ
  - M&A revenues slowed from particularly strong prior quarter, but remained robust

International
  - International revenues up QoQ, particularly in Americas where revenues topped strong last quarter to reach high on momentum in M&A and ECM business from collaboration with Wolfe Research
  - EMEA DCM also contributed to stronger revenues through sustainability-related deals and issuance of SSA bonds[1], etc.

1. Sovereign, Supranational, and Agency bonds.

Business growth driven by closer collaboration across regions and focus sectors

Advisory

- Maintained strong momentum through sustainability deals driven by Nomura Greentech and cross-border transactions

Stock acquisition of Suez (France) by the consortium including Meridiam (France) (€10.4bn)	Sale of Biomat USA(US), a unit of Grifolis (Spain), to GIC (Singapore) ($1.0bn)	Ardian's (France) acquisition of power generator and distributor of A2A (Italy) (€1.5bn)
Huma Therapeutics(UK) Private placement ($130m)	Merger of Leo Holdings III(US) and Local Bounti (US) ($650m)	Sale of printed wiring board business of Showa Denko Materials to Polaris Capital (Undisclosed)

ECM/DCM

- Supported diverse financing needs of our clients including growth capital

Visional Global IPO (Y68.2bn)	**Skylark Holdings** Global PO (Y44.8bn)	**GlobalWafers(Taiwan)** CB ($1.0bn)
Asahi Group Holdings Euro denominated bond (€1.4bn)	**Societe du Grand Paris (France)** Green Bond (€2.0bn)	**Barclays(UK)** Euro-yen bond (Y77.0bn)
Mongolia US dollar denominated bond ($1.0bn)	**Asahi Intecc** Sustainable FITs (Y28.9bn)	**Vista Equity Partners(US)** Refinance ($5.8bn)

Strategic alliances

- Won multiple co-lead manager mandates in Americas ECM through alliance with Wolfe Research
- Executed first deal after announcing alliance with Jarden in AEJ

Wolfe Research			Jarden
TuSimple (US) IPO ($1.4bn)	**Leslies (US)** PO ($717m)	**UiPath (US)** IPO ($1.5bn)	**EMECO Holdings (Australia)** High-Yield Bond (AUD250m)

11

Non-interest expenses

NOMURA

Full year / Quarter



(billions of yen)
1,500
1,000
500
0
1,039.6
1,171.2
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
(billions of yen)
400
300
200
100
0
278.9
285.4
270.8
336.1
274.7

	FY2019/20	FY2020/21	FY2020/21 1Q	FY2020/21 2Q	FY2020/21 3Q	FY2020/21 4Q	FY2021/22 1Q	QoQ
Compensation and benefits	479.4	507.9	138.3	137.0	136.8	95.8	**135.6**	**41.6%**
Commissions and floor brokerage	106.1	111.6	28.5	27.7	26.3	29.0	**26.8**	**-7.7%**
Information processing and communications	170.3	178.8	43.2	42.6	43.5	49.5	**44.1**	**-11.0%**
Occupancy and related depreciation	73.0	72.4	17.1	19.1	18.1	18.1	**16.7**	**-7.9%**
Business development expenses	31.9	13.5	2.8	3.6	3.4	3.7	**3.3**	**-10.2%**
Other	178.8	287.0	49.0	55.4	42.6	140.0	**48.2**	**-65.6%**
Total	1,039.6	1,171.2	278.9	285.4	270.8	336.1	**274.7**	**-18.3%**

Key points

- Non-interest expenses: Y274.7bn (-18% QoQ)
  - Compensation and benefits (+42% QoQ)
    - ✓ Higher bonus provisions in line with pay for performance
  - Commissions and floor brokerage (-8% QoQ)
    - ✓ Declined on back of lower trading volumes
  - Other expenses (-66% QoQ)
    - ✓ Decline in loan loss provision related to transactions with a US client (FY2020/21 4Q: Y41.6bn; FY2021/22 1Q: Y9.3bn)
    - ✓ Impairment charge (Y47.7bn) on equity stake in affiliate company booked last quarter no longer present

12

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2021	Jun 2021
■ Total assets	Y42.5trn	Y41.8trn
■ Shareholders' equity	Y2.7trn	Y2.7trn
■ Gross leverage	15.8x	15.3x
Net leverage[1]	9.8x	9.4x
■ Level 3 assets[2] (net)	Y0.6trn	Y0.6trn
■ Liquidity portfolio	Y5.7trn	Y6.9trn

(billions of yen) Basel 3 basis	Mar 2021	Jun 2021[2]
Tier 1 capital	2,841	2,988
Tier 2 capital	5	5
Total capital	2,845	2,993
RWA	15,951	14,709
Tier 1 capital ratio	17.8%	20.3%
CET 1 capital ratio[3]	15.8%	17.7%
Consolidated capital adequacy ratio	17.8%	20.3%
Consolidated leverage ratio[4]	5.63%	6.01%
HQLA[5]	Y5.4trn	Y5.5trn
LCR[5]	192.4%	216.0%
TLAC ratio (RWA basis)	23.0%	26.0%
TLAC ratio (Total exposure basis)	8.24%	8.62%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
15.8%
16.8%
17.6%
15.8%
17.7%
FY2020/21
FY2021/22
Jun
Sep
Dec
Mar
Jun

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
1,000
800
600
400
200
0
30%
20%
10%
0%
19%
16%
17%
20%
21%
FY2020/21
FY2021/22
Jun
Sep
Dec
Mar
Jun

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity. 2. June 2021 is preliminary.
3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
4. Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). 5. Daily average for each quarter.

13

Funding and liquidity

NOMURA

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 75% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y6.9trn, or 16% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of June 2021)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 70% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 25%
Long-term debt due within 1yr, 3%
Long-term debt, 73% Average maturity 7.6 years[3]
International 31%
Japan 69%
Loans
Bank lending market
Euro MTN/Yen, retail bonds, etc.
Retail market
Euro MTN/Other, wholesale bonds, etc.
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.
2. Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.
3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

14

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen)    Mar 31, Jun 30, Increase Mar 31, Jun 30, Increase    2021 2021 (Decrease) 2021 2021 (Decrease) Assets Liabilities Total cash and cash deposits 4,165 3,896 -269 Short-term borrowings 1,368 1,500 132    Total payables and deposits 4,571 4,137 -434 Total loans and receivables 4,142 4,269 127 Total collateralized financing 15,134 14,410 -724    Trading liabilities 9,473 9,913 440 Total collateralized agreements 16,039 16,048 8 Other liabilities 1,239 950 -289    Long-term borrowings 7,975 8,115 140 Total trading assets and private equity investments1 15,738 15,352 -386 Total liabilities 39,760 39,026 -734 Total other assets1 2,432 2,266 -166 Equity    Total NHI shareholders’ equity 2,695 2,739 44    Noncontrolling interest 62 65 4 Total assets 42,516 41,830 -686 Total liabilities and equity 42,516 41,830 -686 1. Including securities pledged as collateral. 16

Value at risk    Definition    From April 1, 2021, to June 30, 2021 (billions of yen)    99% confidence level    Maximum: 89.7    1-day time horizon for outstanding portfolio    Minimum: 4.8    Inter-product price fluctuations considered    Average: 16.1 (billions of yen) FY2019/20 FY2020/21 FY2020/21 FY2021/22    Mar Mar Jun Sep Dec Mar Jun Equity 8.9 93.4 1.6 3.4 3.1 93.4 3.6 Interest rate 22.4 8.6 17.0 12.0 8.5 8.6 3.8 Foreign exchange 5.1 4.2 3.5 6.1 4.2 4.2 2.3 Sub-total 36.3 106.2 22.1 21.5 15.8 106.2 9.7 Diversification benefit -11.0 -12.8 -10.1 -7.8 -6.1 -12.8 -3.9 VaR 25.3 93.4 12.0 13.7 9.7 93.4 5.8    17

Consolidated financial highlights    Full year Quarter    (billions of yen) (billions of yen) 300 12% 300 30% 217.0 Net income (loss) 8.2% attributable to Nomura 153.1 21.0% 200 8% 200 20% Holdings, Inc. (“NHI”) 5.7% 142.5 15.6% shareholders 15.1%    98.4 100 4% 100 67.6 48.5 10% 5.7% 7.1% ROE(%) 0 0% 0 0% -100 -100     -155.4 -200 -200    FY2019/20 FY2020/21 FY2020/21 FY2021/22    1Q 2Q 3Q 4Q 1Q Net revenue 1,287.8 1,401.9 460.7 369.0 402.1 170.0 353.3 Income (loss) before income taxes 248.3 230.7 181.8 83.6 131.3 -166.1 78.5 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders 217.0 153.1 142.5 67.6 98.4 -155.4 48.5 Total NHI shareholders’ equity 2,653.5 2,694.9 2,779.5 2,731.4 2,793.6 2,694.9 2,739.2 ROE (%)1 8.2% 5.7% 21.0% 15.6% 15.1% 5.7% 7.1% Basic-Net income (loss) attributable to NHI 67.76 50.11 46.77 22.13 32.16 -50.77 16.12 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI shareholders per share (yen) 66.20 48.63 45.65 21.52 31.16 -50.78 15.59 Total NHI shareholders’ equity per share (yen) 873.26 879.79 909.52 893.25 913.16 879.79 885.42 18 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income    Full year Quarter (billions of yen) FY2020/21 FY2021/22    FY2019/20 FY2020/21    1Q 2Q 3Q 4Q 1Q Revenue Commissions 308.8 376.9 85.5 92.3 96.7 102.4 82.9 Fees from investment banking 103.2 108.7 10.8 27.0 36.1 34.7 35.7 Asset management and portfolio service fees 238.2 230.0 53.7 57.4 58.6 60.3 64.0 Net gain on trading 356.6 310.0 139.1 131.5 136.4 -96.9 52.0 Gain (loss) on private equity investments -0.1 12.7 1.1 1.8 1.4 8.5 26.0 Interest and dividends 794.5 356.5 106.5 82.5 89.6 77.8 64.5 Gain (loss) on investments in equity securities -14.7 14.1 3.5 1.9 3.5 5.1 3.5 Other 166.0 208.3 113.9 24.9 33.5 36.0 76.6 Total revenue 1,952.5 1,617.2 514.0 419.3 455.9 228.0 405.2 Interest expense 664.7 215.4 53.3 50.3 53.8 57.9 51.9 Net revenue 1,287.8 1,401.9 460.7 369.0 402.1 170.0 353.3 Non-interest expenses 1,039.6 1,171.2 278.9 285.4 270.8 336.1 274.7 Income (loss) before income taxes 248.3 230.7 181.8 83.6 131.3 -166.1 78.5 Net income (loss) attributable to NHI shareholders 217.0 153.1 142.5 67.6 98.4 -155.4 48.5    19

Main revenue items    Full year Quarter    (billions of yen) FY2019/20 FY2020/21 FY2020/21 FY2021/22    1Q 2Q 3Q 4Q 1Q    Stock brokerage commissions 196.5 262.3 62.9 61.0 65.5 72.8 58.2    Other brokerage commissions 14.4 14.3 4.3 2.9 3.4 3.6 3.7 Commissions Commissions for distribution of investment trusts 66.7 68.8 14.1 19.3 18.1 17.4 14.4    Other 31.2 31.6 4.2 9.1 9.6 8.6 6.6    Total 308.8 376.9 85.5 92.3 96.7 102.4 82.9    Equity underwriting and distribution 14.0 30.6 1.5 10.5 10.4 8.2 10.0 Fees from Bond underwriting and distribution 25.5 23.1 3.3 5.7 6.4 7.7 7.3 investment banking M&A / Financial advisory fees 41.6 37.8 4.7 6.7 13.7 12.6 13.1    Other 22.1 17.2 1.2 4.1 5.6 6.2 5.3    Total 103.2 108.7 10.8 27.0 36.1 34.7 35.7    Asset management fees 159.5 150.2 35.2 37.6 37.2 40.2 40.6 Asset management and portfolio service Administration fees 62.6 63.2 14.5 15.7 17.2 15.8 18.9 fees Custodial fees 16.1 16.6 3.9 4.1 4.2 4.4 4.6    Total 238.2 230.0 53.7 57.4 58.6 60.3 64.0    20

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2019/20	FY2020/21	FY2020/21				FY2021/22
			1Q	2Q	3Q	4Q	1Q
Retail	49.4	92.3	15.1	22.8	28.3	26.1	**19.0**
Investment Management	33.6	91.0	22.2	12.1	21.5	35.2	**44.9**
Wholesale	92.2	64.3	87.9	65.5	76.9	-165.9	**-28.4**
Three business segments total	175.2	247.6	125.1	100.4	126.7	-104.5	**35.6**
Other	94.4	-28.5	54.4	-18.7	2.0	-66.2	**39.6**
Segments total	269.6	219.1	179.5	81.7	128.7	-170.7	**75.2**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-21.3	11.5	2.3	2.0	2.6	4.6	**3.4**
Income (loss) before income taxes	248.3	230.7	181.8	83.6	131.3	-166.1	**78.5**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
	FY2019/20	FY2020/21	FY2020/21				FY2021/22
			1Q	2Q	3Q	4Q	1Q
Americas	7.4	-77.0	40.0	39.2	47.6	-203.7	**-36.6**
Europe	-14.1	14.3	15.0	-8.4	-2.1	9.8	**-5.3**
Asia and Oceania	19.8	49.2	9.2	12.7	14.0	13.2	**6.6**
Subtotal	13.1	-13.5	64.2	43.4	59.5	-180.6	**-35.3**
Japan	235.2	244.1	117.6	40.2	71.8	14.5	**113.8**
Income (loss) before income taxes	248.3	230.7	181.8	83.6	131.3	-166.1	**78.5**

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2021). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

21

Segment “Other” Income (loss) before income taxes1 Full year Quarter (billions of yen) 150 100 94.4    54.4 50 39.6    2.0 0     -28.5 -18.7 -50     -66.2 -100    1 2    FY2019/20 FY2020/21 FY2020/21 FY2021/22    1Q 2Q 3Q 4Q 1Q Net gain (loss) related to economic hedging transactions 17.5 -11.5 5.6 -5.0 1.4 -13.5 3.4 Realized gain (loss) on investments in equity securities held for operating purposes 6.6 1.7 0.7 0.1 0.7 0.2 0.2 Equity in earnings of affiliates 35.0 -16.4 6.6 5.3 10.4 -38.7 9.6 Corporate items -22.2 5.0 45.1 -16.0 -15.1 -9.1 -9.3 Others 57.5 -7.3 -3.6 -3.1 4.5 -5.2 35.6 Income (loss) before income taxes 94.4 -28.5 54.4 -18.7 2.0 -66.2 39.6 1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for 22 FY2021/22.

Retail related data (1)

NOMURA

(billions of yen)

	Full year		Quarter						
	FY2019/20	FY2020/21	FY2020/21				FY2021/22	QoQ	YoY
			1Q	2Q	3Q	4Q	1Q		
Commissions	153.2	187.7	40.8	46.6	49.3	51.0	**38.6**	**-24.4%**	**-5.5%**
Of which, stock brokerage commission	61.2	92.6	21.7	20.2	24.8	25.9	**17.8**	**-31.2%**	**-18.1%**
Of which, commissions for distribution of investment trusts	66.9	68.4	13.9	19.6	18.9	16.0	**14.4**	**-10.0%**	**3.2%**
Sales credit	56.8	58.4	14.0	14.4	15.8	14.1	**11.6**	**-18.1%**	**-17.1%**
Fees from investment banking and other	23.2	20.4	2.5	6.8	6.1	5.0	**4.6**	**-7.2%**	**83.6%**
Investment trust administration fees and other	92.1	89.0	20.6	21.8	22.7	24.0	**26.2**	**9.5%**	**27.4%**
Net interest revenue	11.1	13.4	3.2	3.1	4.4	2.7	**4.0**	**46.3%**	**25.1%**
Net revenue	336.4	368.8	81.1	92.8	98.2	96.8	**85.0**	**-12.2%**	**4.8%**
Non-interest expenses	286.9	276.5	66.0	70.0	69.8	70.7	**66.0**	**-6.6%**	**-0.1%**
Income before income taxes	49.4	92.3	15.1	22.8	28.3	26.1	**19.0**	**-27.2%**	**26.2%**
Domestic distribution volume of investment trusts[1]	2,932.1	2,965.5	616.7	799.8	782.0	767.0	**634.5**	**-17.3%**	**2.9%**
Stock investment trusts	2,519.3	2,647.3	533.9	718.8	696.4	698.2	**588.1**	**-15.8%**	**10.2%**
Foreign investment trusts	412.8	318.2	82.8	81.0	85.6	68.7	**46.4**	**-32.4%**	**-43.9%**
Other									
Accumulated value of annuity insurance policies	3,453.7	3,610.2	3,465.5	3,506.9	3,560.7	3,610.2	**3,661.3**	**1.4%**	**5.6%**
Sales of JGBs for individual investors (transaction base)	1,146.9	486.6	5.1	135.0	177.3	169.2	**159.7**	**-5.6%**	**31.3x**
Retail foreign currency bond sales	841.4	728.3	144.8	161.8	185.7	236.0	**170.2**	**-27.9%**	**17.5%**

1. *Including former Net & Call.*

23

Retail related data (2) Retail client assets    (trillions of yen) Other 140 126.6 121.0 126.6 127.0    120 112.2 115.2 Foreign investment 104.0 trusts 100 Bond investment trusts    80 Stock investment trusts    60 Domestic Bonds    40 Foreign currency bonds 20 Equities 0    FY2019/20 FY2020/21 FY2020/21 FY2021/22    Mar Mar Jun Sep Dec Mar Jun Equities 62.7 82.3 70.2 72.8 77.2 82.3 82.6 Foreign currency bonds 5.8 5.4 5.6 5.5 5.5 5.4 5.3 Domestic bonds1 12.6 12.7 12.4 12.5 12.5 12.7 12.6 Stock investment trusts 7.6 10.2 8.5 9.0 9.7 10.2 10.9 Bond investment trusts 7.2 8.0 7.4 7.5 8.0 8.0 7.8 Foreign investment trusts 1.0 1.1 1.0 1.1 1.0 1.1 1.1 Other2 7.0 6.9 7.0 6.9 7.1 6.9 6.7 Total 104.0 126.6 112.2 115.2 121.0 126.6 127.0    24 1. Including CBs and warrants. 2. Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 1,200 1,200    888 900 900 600 600 424 471    344    315 300 300 0 0 -300 -300 -195 -429 -600 -600    FY2020/21 FY2021/22 FY2019/20 FY2020/21    1Q 2Q 3Q 4Q 1Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 25

Retail related data (4) Number of accounts (thousands) FY2019/20 FY2020/21 FY2020/21 FY2021/22    Mar Mar Jun Sep Dec Mar Jun Accounts with balance 5,319 5,329 5,323 5,323 5,333 5,329 5,348 Equity holding accounts 2,920 2,927 2,935 2,952 2,939 2,927 2,924 NISA accounts opened (accumulated)1 1,737 1,791 1,746 1,753 1,761 1,791 1,820 Online service accounts 4,703 4,895 4,732 4,766 4,818 4,895 4,966 New Individual accounts / IT share2    Full year Quarter (thousands) FY2020/21 FY2021/22    FY2019/20 FY2020/21    1Q 2Q 3Q 4Q 1Q New individual accounts 203 203 43 48 51 62 51 IT share2 No. of orders 79% 80% 81% 80% 78% 81% 82% Transaction value 54% 53% 55% 51% 50% 54% 58% 1. Including Junior NISA. 26 2. Ratio of cash stocks traded via former Home trade.

Investment Management related data (1) Full year1 Quarter1 (billions of yen) FY2020/21 FY2021/22 FY2019/20 FY2020/21 QoQ YoY    1Q 2Q 3Q 4Q 1Q Business revenue 121.5 111.9 26.0 27.3 28.8 29.9 28.0 -6.2% 7.7% Investment gain/loss -13.6 51.2 13.6 2.8 10.6 24.2 35.5 46.7% 159.8% Net revenue 107.9 163.1 39.7 30.1 39.4 54.0 63.5 17.5% 60.0% Non-interest expenses 74.4 72.1 17.5 18.0 17.8 18.8 18.6 -1.1% 6.1% Income (loss) before income taxes 33.6 91.0 22.2 12.1 21.5 35.2 44.9 27.4% 102.6% Assets under management by company (trillions of yen) FY2019/20 FY2020/21 FY2020/21 FY2021/22    Mar Mar Jun Sep Dec Mar Jun Nomura Asset Management 50.6 66.2 55.8 57.0 62.7 66.2 67.3 Nomura Corporate Research and Asset Management, etc. 2.5 3.3 2.9 3.1 3.2 3.3 3.5 Assets under management (gross)2 53.2 69.5 58.7 60.1 65.9 69.5 70.8    Group company overlap 3.9 4.8 4.3 4.4 4.6 4.8 5.0 Assets under management (net)3 49.3 64.7 54.5 55.7 61.2 64.7 65.8 1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22. 2. Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory. 27 3. Net after deducting duplications from assets under management (gross).

Investment Management related data (2) Asset inflows/outflows by business1 Full year Quarter    FY2020/21 FY2021/22 (billions of yen) FY2019/20 FY2020/21 1Q 2Q 3Q 4Q 1Q Investment trusts business 1,788 2,753 1,210 563 588 393 346    of which ETFs 2,133 2,241 1,153 618 203 268 344 Investment advisory and international businesses 302 -883 -163 -633 678 -765 128 Total net asset inflow 2,090 1,870 1,047 -70 1,266 -373 474 Domestic public investment trust market and Nomura Asset Management market share2 (trillions of yen) FY2019/20 FY2020/21 FY2020/21 FY2021/22    Mar Mar Jun Sep Dec Mar Jun Domestic public investment trusts Market 106.4 151.0 120.2 126.5 139.4 151.0 156.7 Nomura Asset Management share (%) 28% 28% 28% 28% 28% 28% 27% Domestic public stock investment trusts Market 93.9 136.2 107.3 113.5 125.2 136.2 142.2 Nomura Asset Management share (%) 26% 26% 27% 26% 27% 26% 26% Domestic public bond investment trusts Market 12.5 14.8 12.9 13.0 14.3 14.8 14.5 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44% ETF Market 37.6 60.6 45.1 47.9 54.8 60.6 61.2 Nomura Asset Management share (%) 45% 44% 45% 45% 45% 44% 44% 1. Based on assets under management (net). 28 2. Source Investment Trusts Association, Japan.

Wholesale related data    Full year Quarter (billions of yen)    FY2020/21 FY2021/22    FY2019/20 FY2020/21 QoQ YoY    1Q 2Q 3Q 4Q 1Q Net revenue 648.6 691.4 248.7 220.3 223.1 -0.8 132.8—-46.6% Non-interest expenses 556.4 627.1 160.8 154.8 146.3 165.2 161.1 -2.4% 0.2% Income (loss) before income taxes 92.2 64.3 87.9 65.5 76.9 -165.9 -28.4 — Breakdown of Wholesale revenues    Full year Quarter (billions of yen)    FY2020/21 FY2021/22    FY2019/20 FY2020/21 QoQ YoY    1Q 2Q 3Q 4Q 1Q Fixed Income 337.5 441.9 154.9 104.6 98.1 84.3 88.1 4.6% -43.1% Equities 225.4 133.6 77.7 87.6 89.4 -121.1 9.1—-88.3% Global Markets 562.9 575.5 232.6 192.3 187.5 -36.8 97.2—-58.2% Investment Banking 85.7 115.8 16.1 28.1 35.6 36.1 35.5 -1.5% 121.0% Net revenue 648.6 691.4 248.7 220.3 223.1 -0.8 132.8—-46.6%    29

Number of employees    FY2019/20 FY2020/21 FY2020/21 FY2021/22    Mar Mar Jun Sep Dec Mar Jun Japan 15,748 15,330 16,069 15,807 15,701 15,330 15,556 Europe 2,691 2,769 2,728 2,765 2,751 2,769 2,779 Americas 2,120 2,152 2,164 2,157 2,158 2,152 2,116 Asia and Oceania1 6,070 6,151 6,118 6,140 6,146 6,151 6,196 Total 26,629 26,402 27,079 26,869 26,756 26,402 26,647    30 1. Includes Powai office in India.

Disclaimer    This document is produced by Nomura Holdings, Inc. (“Nomura”).    Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.    The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.    All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.    This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (https://www.nomura.com) and on the SEC‘s website (https://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.    Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.    The consolidated financial information in this document is unaudited.

Nomura Holdings, Inc. www.nomura.com